EASYSLP LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022



EASYSLP LLC
Financial Statements
As of December 31, 2023 and 2022

DALAL ASSOCIATES CPAs P.C.



DALAL ASSOCIATES
CPAs P.C.

Peter Dalal, CPA, *Partner*
Arish Dalal, CPA, *Partner*
Michael Wasileski, CPA, CGMA *Partner*
Keenan Dalal, CPA, *Partner**
Sid Patel, CPA, *Partner*

Members of: AICPA • NYSSCPA
* Licensed in Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EASYSLP LLC
Garden City, New York

We have reviewed the accompanying financial statements of Easyslp LLC (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2023 & 2022, and the related statements of income and partners' capital and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Easyslp LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited or reviewed such information and we do not express an opinion, a conclusion, nor provide any assurance on it.

Dalal Associates CPAs PC

Dalal Associates CPA's P.C.
Westbury, New York
May 15, 2024

600 Shames Drive, Westbury, NY 11590 • 516-334-2112 • Fax 516-334-7520 • www.dalalcpa.com

EASYSLP LLC
Balance Sheet
As of Decmber 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 414	$ 2,221
Total-Cash	414	2,221
Prepaid Expenses	0	83,134
Total current Assets	414	85,355
Property & Equipment , At Cost		
Capitalized App Development Costs	118,421	0
Less: Accumulated Amortization	(15,790)	0
Net Equipment	102,631	0
Total	$ 103,046	$ 85,355
Liabilities and Stockholders' Equity		
Current Liabilities:		
Credit cards payable	0	0
Total Current Liabilities	0	0
Partners' Capital	103,046	85,355
Total	$ 103,046	$ 85,355

EASYSLP LLC
Statement of Income
For the years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
Net Sales	$ 1,092	$ -
Cost of Sales	0	0
Gross Profit	1,092	-
Operating Expenses:		
General and administrative expenses	3,661	0
Total Operating Expenses	3,661	-
Other Expenses:		
Amortization expense	15,790	
Income Before Income Tax	(18,359)	0
Provision for income taxes	0	0
Net Operating Income	(18,359)	0
Net Income	$ (18,359)	$ -

EASYSLP LLC
Statements of Partners' Capital
For the years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
Balance at January 1,	$ 85,355	$ -
Net Income	(18,359)	-
Add: Partners' Contributions	36,050	85,355
Balance at December 31,	103,046	85,355

EASYSLP LLC
Statement of Cash Flows
For the years ended December 31, 2023 and 2022
(See Accountant's Review Report)

Cash Flows from Operating Activities:

Net Income	$ (18,359)	$ -
Adjustment to reconcile net income to net cash		
Provided by (used in) operating activities:		
Amortization	15,790	0
Changes in Operating Assets and Liabilities:		
Total Adjustments	15,790	0
Net Cash Provided by Operating Activities	(2,569)	-
Cash Flows from Investing Activities:		
Prepaid Expenses	-	83,134
App Development Costs	35,287	0
Rounding Adjustment	(1)	0
Net Cash Used in Investing Activities	(35,288)	(83,134)
Cash Flows from Financing Activities:		
Partners' Capital Contribution	36,050	85,355
Net Cash used in Financing Activities	36,050	85,355
Net Increase (Decrease) in Cash and Cash Equivalents	(1,807)	2,221
Cash and Cash Equivalents at beginning of the year	2,221	0
Cash and Cash Equivalents at End of the year	$ 414	$ 2,221



EASYSLP LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2023 AND 2022

DALAL ASSOCIATES
CPAs P.C

EASYSLP LLC
Schedules of General and Administrative Expenses
For the years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
Bank Service Charge	$ 292	$ -
Computer & Internet	739	-
Office Expenses	1,055	-
Supplies	1,575	-
Total	$ 3,661	$ -

EASYSLP LLC
Notes to the Financial Statements
As of December 31, 2023 and 2022
(See Accountant's Review Report)

Note 1   **Summary of Significant Accounting Policies**

EASYSLP LLC is a Deleware Limited Liability Company incorporated on
April 21,2021.
The summary of significant policies of EASYSLP LLC (the "Company")
are presented to assist in understanding the Company's financial statements.
These accounting policies conform to accounting principles generally accepted in
the United States of America and have been consistently applied in the preparation
of the financial statements.

a) Business activity
    The Company's primary business is providing digital platform connecting
    qualified professionals to those needing speech and language therapy.

b) Cash and Cash equivalents
    For the purpose of the statement of cash flows, the Company considers all
    highly liquid investments purchased with an original maturity of three
    months or less to be cash equivalents.

c) Concentrations of credit risk
    The Company's cash and cash equivalents are subject to potential concentrations of
    credit risk, when the Company has cash deposits in excess of federally insured limits.

d) Revenue
    Revenue is measured based on the sales price of the specified products ordered
    by the clients. The Company recognizes revenue when receives payments from clients.

e) Capitalized Assets
    App Development costs are stated at cost. When retired or otherwise disposed, the
    related carrying value and accumulated depreciation are removed from the respective
    accounts and the net difference less any amount realized from disposition, is reflected
    in earnings. The Company provides for amortization of App Development Cost using
    3 Years straight-line method.

EASYSLP LLC
Notes to the Financial Statements
As of December 31, 2023 and 2022
(See Accountant's Review Report)

Note 1   <u>Summary of Significant Accounting Policies (continued)</u>

f) <u>Income Taxes</u>

The "Company" has elected to be treated as a Partnership for Federal
and State tax purposes. As such the Company generally pays no
no Federal Income Tax and pays New York State LLC Filing Fee calculated
on prior years' Gross Revenue.
The Company's taxable income is passed through to the partners' where it is reported
and taxed on ther individual federal and state and local income tax rates
The Company reports its income under the cash method of accounting.

g) <u>Use of estimates</u>

The preparation of financial statements in conformity with accounting principles
generally accepted in the United States of America requires management to make
estimates and assumptions that affect the reported amounts of assets and liabilities
and disclosure of contingent assets and liabilities at the date of the financial
statements and the reported revenues and expenses during the reporting period.
Actual results could differ from those estimates.

EASYSLP LLC.
Notes to the Financial Statements
As of December 31, 2023 and 2022
(See Accountant's Review Report)

Note 2   **Economic Dependency**

At December 31 sales to major customers and services purchased
from major vendors consisted of the following:

	#	Amount	%	#	Amount	%
		2023			**2022**	
Major customers	0	$ -	0.0%	0	$ -	0.00%
Major Vendors	1	$ 35,288	100.0%	1	$ 68,526	100.0%

Note 3   **Provision for Income Taxes**

At December 31, provision for income taxes consist of the following:

	2023	2022
Federal income taxes	$ -	$ -
NYS Filing Fee	25	25
Total	$ 25	$ 25